U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

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NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
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                                                                 CUSIP NUMBER
                                                                 00087F 10 2
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(CHECK ONE): [X] Form 10-K and Form 10-KSB  [ ] Form 20-F
             [ ] Form 10-Q and 10-QSB       [ ] Form N-SAR

         For Period Ended:  DECEMBER 31, 2006
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:______________________________

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

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Full Name of Registrant:            ACL Semiconductors Inc.

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Former Name if Applicable

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Address of Principal Executive Office              B24-B27,1/F.,
(Street and Number)                                Block B,
                                                   Proficient Industrial Centre,
                                                   6 Wang Kwun Road, Kowloon

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City, State and Zip Code                           Hong Kong

PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X ]; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

On December 19, 2006, the Registrant changed its independent auditors. Additional time is needed in order for the Registrant to provide all information required by the Registrant's new independent auditors to accurately complete the information to be included in the Form 10-K.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Kenneth Lap Yin Chan   (852) 2799-1996
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(Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that the Registrant's sales be approximately $29.3 million for the three months ended December 31, 2006 compared to $26.2 million for the three months ended December 31, 2005 and approximately $105.6 million for the twelve months ended December 31, 2006 compared to $110.2 million for the twelve months ended December 31, 2005. The increase in sales for the three months ended December 31, 2006 compared to those ended December 31, 2005 was attributable to the usual seasonal high demand in Memory business. The decrease in sales for the twelve months ended December 31, 2006 compared to those ended December 31, 2005 was mainly due to the continuous drop in the Memory unit price, which price continues to decrease through the product's life cycle. The actual units sold increased in proportion to the drop in the unit price.


It is expected that the Registrant's pretax profit be approximately $0.719 million for the year ended December 31, 2006 compared to a pretax profit of $0.235 million for the year ended December 31, 2005. The gross profit margin had improved from an average 2.9% to 3.8% year-on-year base, achieving a 30% increase. The Registrant experienced increased demand in China both in Flash card and MP3 player market. The Flash component trading contributed to the increase in sales of the Registrant. This occurred because of a fall in the unit price of Flash component which resulted in an increase in its application and demand. The market is sensitive to any price change and it was profitable for any Flash card manufacturer entering a mature market where Flash component price contributed to most of the cost. The MP3 market with a smaller share in sales volume contributed a better profit margin in the business because of the different cost structure. The MP3 market recovered significantly after a dull 2005. The DRAM business had a better margin than the Flash business in general as there was a large consumer electronic market with key applications being HDTV, DVD player and Set-top boxes. On the PC front, the overall VGA RAM sales increased as the newly launched Vista required VGA card with higher speed and larger capacity.

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                             ACL SEMICONDUCTORS INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: MARCH 30, 2007            By: /s/ KENNETH LAP YIN CHAN
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                                        Name:  Kenneth Lap Yin Chan
                                        Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed and original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.